N E W S R E L E A S E

October 27, 2005	Trading Symbols:
News Release 05-19	Nasdaq National Market: SSRI
TSX: SSO

SILVER STANDARD EXTENDS SOUTH RIDGE ZONE AT PITARRILLA SILVER PROJECT

IN DURANGO, MEXICO

Vancouver, B.C. – Silver Standard Resources Inc. is pleased to report that diamond drilling at the company’s Pitarrilla silver project north of Durango, Mexico continues to expand the South Ridge zone, one of five mineralized zones identified by ongoing drilling.

Significant new holes at South Ridge include:

•

PD-45 which intersected 885.7 feet averaging 3.7 ounces of silver per ton (269.9 meters averaging 127.0 grams of silver per tonne), including 265.1 feet averaging 5.0 ounces of silver per ton (80.8 meters averaging 170.0 grams of silver per tonne). PD-45 was collared 110 meters north of previously reported PD-38 and drilled southeast to test for controlling geologic structures.

•	PD-47 which intersected 434.7 feet averaging 4.3 ounces of silver per ton (132.5 meters averaging 146.2 grams of silver per tonne). PD-45 and PD-47 were collared on the west side of the ridge.

•	PD-42 which intersected 100.0 feet averaging 4.8 ounces of silver per ton (30.5 meters averaging 163.7 grams of silver per tonne).

•	PD-43 which intersected 105.0 feet averaging 4.0 ounces of silver per ton (32.0 meters averaging 136.1 grams of silver per tonne). PD-42 and PD-43 were collared on the east side of the ridge.

See the attached table summarizing recent results from drilling in the South Ridge Zone as well as a map of the zone and its location relative to other silver mineralized zones on the property. The map can also be viewed on Silver Standard’s web site (www.silverstandard.com).

Interpretation of results to date is that drilling in the South Ridge Zone has intersected a thick sequence of mineralized volcanic material (tuffs, breccias and rhyolitic intrusives) with a moderate dip to the southeast. Drill holes collared on the east side of the ridge (PD-42, PD-43) intersected the downdip extension of the silver mineralization intersected in holes PD-38 and PD-45. Further drilling will determine continuity of silver mineralization under the southern peak of the ridge.

The Pitarrilla project hosts five drill-defined zones of silver mineralization and includes the Cordon Colorado and Peña Dyke zones (for which resource estimates have been completed), Breccia Ridge, South Ridge, and Javelina Creek zones.

The Breccia Ridge and South Ridge zones now extend over a strike length of 1,200 meters. The combined zone is open along strike and at depth. Diamond drilling of this zone is a high priority and is ongoing with two diamond drill rigs currently on the property.

Silver Standard reported the discovery of silver mineralization at Pitarrilla in late 2003. Last fall, following 129 reverse circulation drill holes at the Cordon Colorado and Peña Dyke zones, the company reported indicated silver resources totaling 16.5 million tonnes grading 113.5 grams of silver per tonne (60.2 million ounces of silver) and inferred silver resources of 4.8 million tonnes grading 85.1 grams of silver per tonne (13.1 million ounces of silver). Engineering studies and metallurgical testwork are ongoing, and resource estimates for Javelina Creek are underway, to be followed by Breccia Ridge and South Ridge.

Kenneth C. McNaughton, M.A.Sc., P.Eng., vice president, exploration, Silver Standard Resources Inc., is the qualified person responsible for the exploration program at Pitarrilla.

Silver Standard Resources Inc. is a well-financed silver resource company with $29.0 million in cash, and 1.95 million ounces of physical silver, marketable securities and other investments valued at $26.2 million at September 30, 2005. The company continues to seek resource growth through acquisitions and exploration and development of its own projects.

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A/ toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail:invest@silverstandard.com

To receive Silver Standard’s news releases by e-mail, contact Paul LaFontaine, director, investor relations at invest@silverstandard.com or call (888) 338-0046. The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Silver Standard’s SEC Form 20F as amended.

Cautionary note to U.S. investors concerning disclosure of estimates of mineral resources and contained ounces of silver: The terms “indicated resource” and “inferred resource” used in this news release are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council on August 20, 2000 as may be amended from time to time by the CIM.  We advise U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them. U.S. investors are cautioned not to assume that any part or all of the mineral deposits in the indicated category will ever be converted into reserves. “Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred resource exists, or is economically or legally mineable.

Disclosure of silver resources expressed in ounces in the mineral resource category in this news release is in compliance with National Instrument 43-101, but does not meet the requirements of Industry Guide 7, Description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, of the SEC, which will accept only the disclosure of tonnage and grade estimates for non-reserve mineralization.

Selected Pitarrilla Diamond Drilling Results - October 2005
Hole No.	Location	Dip/Azimuth	From	To	Interval	Silver Grade	Interval	Silver Grade
			meters	meters	meters	grams/tonne	feet	oz./ton
South Ridge Zone
PD-33*	504063E	65°/246°	15.2	25.9	10.7	109.0	35.0	3.2
	2810729N	and	157.0	233.2	76.2	93.8	250.1	2.7
PD-38*	504083E	45°/065°	3.5	207.6	204.1	142.6	669.7	4.2
	2810627N
PD-39	503817E	50°/065°	115.5	115.7	0.2	69.5	0.7	2.0
	2810711N		245.4	248.4	3.0	36.9	10.0	1.1
PD-40	503817E	65°/024°	No significant mineralization
	2810713N
PD-41	503953E	50°/065°	79.5	89.9	10.4	107.2	34.2	3.1
	2810508N		137.4	140.4	3.0	228.7	9.8	6.7
PD-42	504464E	45°/270°	22.9	38.1	15.2	36.8	50.0	1.1
	2810694N		79.2	109.7	30.5	163.7	100.0	4.8
			118.9	163.1	44.2	107.8	145.1	3.1
PD-43	504501E	50°/283°	69.9	85.3	15.5	55.4	50.7	1.6
	2810520N		120.4	152.4	32.0	136.1	105.0	4.0
PD-44	504058E	65°/065°	15.1	25.9	10.8	57.5	35.6	1.7
	2810725N		53.8	134.1	80.3	96.9	263.4	2.8
		incl.	94.5	118.9	24.4	117.3	80.0	3.4
PD-45	504061E	45°/120°	15.1	285.0	269.9	127.0	885.7	3.7
	2810724N	incl.	175.3	256.0	80.8	170.0	265.1	5.0
PD-46	504148E	65°/065°	77.7	196.6	118.9	116.6	390.1	3.4
	2810662N	incl.	160.0	193.6	33.5	170.1	110.0	5.0
PD-47	504175E	65°/065°	56.4	188.9	132.5	146.2	434.7	4.3
	2810584N

* Previously reported drill results.

**True thicknesses to be determined. Kenneth C. McNaughton, M.A.Sc., P.Eng., and vice president, exploration, Silver Standard Resources Inc., is the Qualified Person (QP) responsible for the Pitarrilla exploration program and has verified the data in the table above. All assays were submitted for preparation and analysis by ALS Chemex at its facilities in Guadalajara and Chihuahua, Mexico (preparation) and Vancouver, B.C. (analysis). All samples were analyzed using three acid digestion with ICP finish. Samples over 100 grams were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 grams were fire assayed with a gravimetric finish.